SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2010

Commission File Number: 001-13464

Telecom Argentina S.A.
(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107
Buenos Aires, Argentina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item
1.	Letter to the Securities and Exchange Commission dated August 31, 2010 regarding Agreement by shareholders of Sofora Telecomunicaciones S.A (”the Agreement”)

2

FOR IMMEDIATE RELEASE

Buenos Aires, August 31, 2010

To the
U.S. Securities and Exchange Commission

Dear Sirs,

RE.: Agreement by shareholders of Sofora Telecomunicaciones S.A.

In my capacity of Chairman of the Board of Directors of TELECOM ARGENTINA S.A. (“Telecom Argentina”), I am pleased to enclose an English version of the following documents:

1)
Letter regarding the above-referenced matter, dated August 13, 2010, sent by W de Argentina - Inversiones, S.L. to our controlling company, Nortel Inversora S.A., and forwarded by the latter to the company I represent;

2)
Letter dated August 26th, 2010 addressed to the Board of Directors of Sofora Telecomunicaciones S.A. (the indirect controlling shareholder of Telecom Argentina), through which Telecom Italia S.p.A., Telecom Italia International N.V. and W de Argentina - Inversiones S.L. (indirect shareholders of Telecom Argentina) inform that they have reached an agreement regarding the transfer of 8% of the share capital of Sofora Telecomunicaciones S.A., subject to the relevant authorizations required for its effectiveness; and

3)
Letter dated August 26th, 2010, through which Telecom Italia S.p.A., Telecom Italia International N.V. and W de Argentina - Inversiones S.L. inform the Argentine National Securities and Exchange Commission of the relevant aspects of the New Shareholders’ Agreement they have entered into.

Sincerely,

Enrique Garrido

Chairman of the Board of Directors

3

Buenos Aires, August 13, 2010

To
Nortel Inversora S.A.

With a copy to:
Telecom Italia S.p.A.
Telecom Argentina S.A.

Dear Sirs,

Re.: Agreement by shareholders of Sofora Telecomunicaciones S.A.

On behalf of W de Argentina Inversiones, S.L., I am pleased to provide further information on the agreement reached by the shareholders of Sofora Telecomunicaciones S.A.: Telecom Italia Group and the Werthein Group, which is referred to in the announcement published by both groups on August 6, 2010.

In such respect, it is hereby informed that Telecom Italia S.p.A., Telecom Italia International N.V. and W de Argentina – Inversiones S.L. and the companies of Telecom Argentina Group, have entered into a settlement agreement whereby they decided, among other things, to end the publicly-known dispute.

Under such agreement, the relevant parties have agreed, among other issues, to the following:

a)           To settle and compromise all legal disputes existing between them;

b)           To execute an amendment to the existing shareholders agreement which provides, among other matters, for certain measures to ensure a more efficient corporate governance and control of the company as well as compliance with applicable Argentine law and regulation;

c)           To agree to transfer, subject to the obtainment of the relevant authorizations, the 8% of the share capital of Sofora Telecomunicaciones S.A. to Telecom Italia International NV; and

d)           To cooperate in an organized manner in order to obtain all necessary authorizations or permits from the relevant authorities.

The parties consider that the agreements reached represent an important step for the resolution of the pending issues with the Argentine authorities.

The Telecom Italia Group has been informed of the contents of this note.

Sincerely,

Gerardo Werthein – W de Argentina – Inversiones S.L.

4

Buenos Aires, August 26, 2010

To the Board of Directors of
Sofora Telecomunicaciones S.A.

Re.:	Letters from the Buenos Aires Stock Exchange No. CR 185800, 185801 and 185802 and Letter from the Argentine National Securities and Exchange Commission dated August 20, 2010

Dear Sirs,

It is a pleasure to address you with respect to the above-referenced matter. As you may know, Telecom Italia S.p.A., Telecom Italia International N.V. (jointly, the “Telecom Italia Group”) and W de Argentina - Inversiones, S.L. (hereinafter and jointly with its subsidiaries the “Werthein Group”, and jointly with the Telecom Italia Group, the “Parties”), have agreed the transfer of the shares representing 8% of the capital stock of Sofora Telecomunicaciones S.A. (the “Shares”) to the Telecom Italia Group.

In this regard, the Parties have established as consideration for the transfer of the Shares under the Share Purchase Agreement (i) US$ 1.00 (one U.S. dollar), and (ii) the execution of certain agreements entered into between the Telecom Italia Group and the Werthein Group on August 5, 2010.

In connection with the foregoing, upon completion of the transfer of the Shares by the Werthein Group – which is subject to approval from the relevant authorities in order for such transfer to become effective - the capital stock of Sofora Telecomunicaciones S.A. would be composed as follows:

Shareholder	Participation
Telecom Italia Group	58.00%
Werthein Group	42.00%
Total	100.00%

Yours sincerely,

/s/ Paola Martinuzzi	/s/ Paola Martinuzzi
Telecom Italia S.p.A.	Telecom Italia International N.V.
Paola Martinuzzi	Paola Martinuzzi
Attorney-in-fact	Attorney-in-fact

/s/ Gerardo Werthein
W de Argentina – Inversiones SL
Gerardo Werthein - Chairman

Buenos Aires, August 26th, 2010

To
The Argentine National Securities and Exchange Commission

Re: Amendment to the 2003 Shareholders’ Agreement

Dear Sirs,

It is a pleasure to address you on behalf of Telecom Italia S.p.A., Telecom Italia International N.V. and W de Argentina - Inversiones, S.L., with respect to the above-referenced matter.

As indicated in our previous letter dated August 13, 2010, Telecom Italia S.p.A. and Telecom International N.V. (the “Telecom Italia Group”) and W de Argentina - Inversiones, S.L. (hereinafter and jointly with its subsidiaries “W de Argentina “, and  jointly with the Telecom Italia Group, the “Parties”) have entered into the 2010 Amended and Restated Shareholders’ Agreement (the “New Shareholders’ Agreement”) that amended the provisions and terms of the Amended and Restated Shareholders’ Agreement dated December 17, 2003 (hereinafter, the “2003 Shareholders’ Agreement) previously notified to the Argentine National Securities and Exchange Commission (the “Comisión Nacional de Valores” or the “CNV”) and the Buenos Aires Stock Exchange.

In this respect, the Parties have finalized the translation of the New Shareholders’ Agreement and for purposes of updating the information provided to the CNV on December 19, 2003 regarding the 2003 Shareholders Agreement, which has been modified by the New Shareholders´Agreement as already informed; please find below a brief summary of the main terms and conditions of such New Shareholders’ Agreement and in particular of the principal amendments to the 2003 Shareholders’ Agreement:

With respect to Sofora Telecomunicaciones S.A. (“Sofora”):

•
W de Argentina shall have the right to appoint three (3) out of six (6) Board members and the Telecom Italia Group shall have the right to appoint the remaining three (3) Board members. Decisions will be made by the majority of directors present at each meeting.

•	W de Argentina shall have the right to nominate the Chairman of the Internal Auditors Committee (Comisión Fiscalizadora) (*).

With respect to Nortel Inversora S.A. (“Nortel”):

•
W de Argentina and the Telecom Italia Group shall each have the right to appoint two (2) out of six (6) Board members. W de Argentina and the Telecom Italia Group will jointly nominate the 5th director. The 6th director will be nominated by the Preferred Class A and Preferred Class B Shareholders of Nortel, as long as they have such rights in accordance with the terms and conditions of issuance of the preferred shares. Decisions will be made by the majority of directors present at each meeting. In case of a tie, the Chairman shall cast the deciding vote.

•	W de Argentina shall be entitled to nominate the Chairman of the Comité de Auditoría of Nortel.

With respect to Telecom Argentina S.A. (“Telecom Argentina”):

•
As a general rule, Nortel shall have the right to nominate five (5) directors and the minority shareholders shall have the right to nominate one (1) director. Three (3) of the abovementioned five (5) Board members to be nominated by Nortel shall be nominated by the Telecom Italia Group and the remaining two (2) shall be nominated by W de Argentina. Decisions will be made by the majority of directors present at each meeting. In case of a tie, the Chairman shall cast the deciding vote.

•
W de Argentina shall be entitled to nominate the Chairman of the Comité de Auditoría of Telecom Argentina. The New Shareholders’ Agreement also provides that the resolutions of the Comité de Auditoría shall be taken by the unanimous vote of its members.

•
The Chairman of Telecom Argentina’s Board of Directors shall meet the following requirements: (i) be an Argentine professional of recognized reputation; and (ii) shall not have been appointed as director or officer by any direct or indirect competitor of Telecom Argentina in the Argentine telecommunications market within the previous twelve (12) months from his appointment.

The New Shareholders’ Agreement provides for the establishment of a Regulatory Compliance Committee (Comité de Cumplimiento Regulatorio) for Telecom Argentina. In the event the Argentine authorities in charge of enforcing Argentine Law N° 25.156 approve the adoption of commitments similar to those ordered by the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Económica - CADE) by the parties to File No. S01:0014652/2009 in order to approve the transaction under such File pending before the Argentine Antitrust Authority (the CNDC), such Regulatory Compliance Committee shall be created by Telecom Argentina and Telecom Personal. The Regulatory Compliance Committee shall be in charge of monitoring compliance with the above referred commitments.

The Regulatory Compliance Committee shall be composed of three (3) members to be selected among the  members of Telecom Argentina’s and Telecom Personal’s Boards of Directors other than those members nominated exclusively by the Telecom Italia Group or jointly with W de Argentina.

The New Shareholders’ Agreement also provides for the establishment of a Steering Committee (Consejo de Dirección) for Telecom Argentina which shall be composed of four (4) members of which two (2) shall be appointed by the Telecom Italia Group and two (2) by W de Argentina. The Steering Committee shall be in charge of resolving matters concerning Telecom Argentina’s business plan, annual budget and general employee compensation policy for Telecom Argentina. The Steering Committee shall validly resolve upon any matter with the affirmative vote of the majority of the members. In case any matter is not approved by the majority of its members, the Board of Directors shall resolve upon such matter.

The device of meetings between the Telecom Italia Group and W de Argentina (set forth in Section 4 of the New Shareholders’ Agreement) prior to Shareholders’ or Board of Directors’ meetings of Sofora, Nortel, Telecom Argentina or its subsidiaries regarding  matters that must be treated by Shareholders´ meetings or those related to preferred Shareholders of Nortel, remains substantially as set forth in the 2003 Shareholders’ Agreement, but now will exclude resolutions to be adopted by certain non-executive committees. Therefore, the resolutions of the Comité de Auditoría, the Internal Auditors Committee (*) and the Regulatory Compliance Committee will not be dealt with in such prior meetings, but following the rules of majority of each of those committees.

Similar to that provided in the 2003 Shareholders’ Agreement:

•
Two (2) members of the Telecom Italia Group and one (1) member of W de Argentina shall attend the prior meetings and the decisions will be taken through the affirmative vote of the majority of its members.

•	W de Argentina shall maintain certain veto rights upon matters substantially as provided for in the 2003 Shareholders’ Agreement, as follows:

(i)	the approval of any amendment to the By-laws, other than the amendments expressly set forth in the New Shareholders’ Agreement;
(ii)	dividend policy;
(iii)	any capital increase or decrease, except for any capital increase or decrease connected to any possible debt restructuring;
(iv)	changing the location of the headquarter offices;

(v)	any acquisition of subsidiaries and/or creation of subsidiaries;
(vi)	the sale, transfer, assignment or any other disposition of all or substantially all of the assets or any of its subsidiaries;
(vii)	decisions relating to the establishment of joint ventures;
(viii)	constitution of any charges, liens, encumbrance, pledge or mortgage over assets, exceeding in the aggregate the amount of US$20,000,000 (twenty million U.S. dollars);
(ix)	any change of external auditors, to be chosen among auditors of international reputation;
(x)
any related party transaction which is not carried out according to usual market conditions, exceeding the amount of US$5,000,0000 (five million U.S. dollars), with the exception of (i) any correspondent relationships, traffic agreement and/or roaming agreements with any national and/or international telecommunications carriers/operators, including the establishment, expansion or amendment of such correspondent relationships with any new telecommunications carriers; and (ii) any transaction connected with the debt restructuring;

(xi)
any extraordinary transaction involving the Telecom Argentina Group, exceeding the amount of US$30,000,000 (thirty million U.S. dollars), except for any operation not connected with the debt restructuring of the Telecom Argentina Group; and

(xii)
any change to the rules of the Steering Committee, the Regulatory Compliance Committee or the Comité de Auditoría; and the creation, changes or dissolution of any committee of the Telecom Argentina Group with similar functions.

Finally, in the event the Telecom Italia Group holds an equity stake in Sofora exceeding 50% of Sofora’s capital stock, the Telecom Italia Group may nominate one (1) additional director to Sofora’s and Telecom Argentina’s Board of Directors, and two (2) additional directors to Nortel’s Board of Directors, without affecting any right of W de Argentina.

           Yours sincerely,

/s/ Paola Martinuzzi	/s/ Paola Martinuzzi
Telecom Italia S.p.A.	Telecom Italia International N.V.
Paola Martinuzzi	Paola Martinuzzi
Attorney-in-fact	Attorney-in-fact

/s/ Gerardo Werthein
W de Argentina – Inversiones SL
Gerardo Werthein - Chairman

(*) In the Form 20-F and additional documentation of Telecom Argentina filed at the U.S. Securities and Exchange Commission, the “Internal Auditors Committee” (Comisión Fiscalizadora) is referred to as “Supervisory Committee”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	August 31, 2010	By:	/s/ Franco Bertone
			Name:	Franco Bertone
			Title:	Chief Executive Officer